SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Corporate Governance Report” dated on May 23, 2006.

Corporate Governance Report
Telecomunicações de São Paulo S/A - TELESP

CORPORATE GOVERNANCE REPORT

TELECOMUNICAÇÕES DE SÃO PAULO S/A

May/2006

Corporate Governance Report
Telecomunicações de São Paulo S/A - TELESP

Corporate Governance Report
Telecomunicações de São Paulo S/A - TELESP

1.

Introduction

Telecomunicações de São Paulo S/A (“TELESP”, or “Company”), a listed company, whose shares are traded on the São Paulo Stock Exchange (Bolsa de Valores de São Paulo) and the New York Stock Exchange, is subject to Corporation Law (Lei das Sociedades por Ações) and the regulations of the Securities and Exchange Commission in Brazil (Comissão de Valores Mobiliários – CVM) as well as United States laws that cover registering and issuing its shares in that country. In addition to the compliance with said laws and regulations, TELESP is committed to the highest levels of ethical and unimpeachable behavior in all of its activities.

Thus, aiming principally to attract value to the company and its shares and to protect investors, employees, shareholders and customers, the company has adopted corporate governance practices that basically involve information transparency in its operations, rendering of accounts and fair treatment of shareholders.

The main objectives intend to guarantee that: (i) public information does not omit any information or include any erroneous information concerning relevant facts or acts, (ii) company information disclosures accurately reflect its financial status and operating results and (iii) specify the specific role and functions of the Board of Directors while supervising the Company’s management and control.

Thus, TELESP has implemented various internal regulations and codes to ensure that these objectives are fulfilled, governing, among other aspects, the manner in which information is issued to the market and the internal process for producing information releases.

Following directives established by Telefónica S.A., (“Telefónica”, from Spain) the Telefônica Group (“Group”) business areas, including TELESP, have adopted good governance practices to present markets with a coherent commitment to operational transparency, providing investors with greater levels of security and peace of mind. TELESP has therefore been releasing Corporate Governance Information in recent years.

This Report is an analysis and review of the current Company situation, and represents a starting point to consider possible short term and medium term improvement initiatives, while at the same time seeking the corporate governance formula that best promotes the interests of the shareholders and Company valuation.

In order to add value to the TELESP corporate governance structure and practices, we have taken into account the main considerations and recommendations on the subject from both the national and international arenas.

Thus, and on a purely informative basis, we can state that the following recommendations and provisions are under consideration:

-	Corporation Law (Lei das Sociedades Anônimas, Law No. 6.404/76 and alterations);

-	CVM Instruction 358/02 and 369/02;

-	CVM Corporate Governance Recommendations from June 2002;

-	Sarbanes-Oxley Act, of August 2002;

-	Company Relevant Act and Fact Disclosure Policy

-	Internal Code of Conduct (internal norms);

Corporate Governance Report
Telecomunicações de São Paulo S/A - TELESP

-	Guidelines on Registering, Communicating and Controlling Financial and Accounting Information (internal regulation);

-	Market Information Disclosure Guidelines (internal regulation);

-	Conduct Regulations for Financial Officers (Code of Ethics - internal guidelines);

-	Rules on Prior Approval of Services to be Provided by the External Auditor. (internal guidelines).

TELESP has been adopting internal activities, making a commitment to shareholders to reaffirm and consolidate corporate governance practices. As a result, implementation of this Report has been approved, analyzing the actual TELESP corporate governance structure and the level of compliance with the main recommendations in this area.

We must point out that an end-point view was taken when considering existing measures and recommendations, considering not only the literal interpretation of any recommendations but also the basic principles and aims that underpin and guide them.

A summary of the main principles are:

- Board of Director’s express assumption of a general supervisory function, which cannot be delegated, and establishment of a series of issues reserved for its consideration;

- Inclusion of a reasonable number of independent directors on the Board;

- Adjustment of the size of the Board of Directors to the characteristics and size of the Company;

- A duty to provide information and transparency especially in relation to corporate governance issues;

- The existence of internal provisions that govern the corporate governance system;

- The relevance of the Secretary of the Board;

- Board meetings: frequency, encouragement for all Board members to participate and attention paid to preparing the minutes.

- Periodic financial information in accordance with the same professional practices and principles applied to the annual accounts and verification by the Audit and Control Committee.

Corporate Governance Report
Telecomunicações de São Paulo S/A - TELESP

2.

Principles of Corporate Governance

The fundamental principles of TELESP corporate governance are contained (i) in its By-Laws; (ii) in the Board of Directors’ Internal Statute; (iii) in CVM Corporate Governance Recommendations from June 2002; and (iv) in internal guidelines.

Regarding the principles that inspire the practice of corporate governance in TELESP, the following can be highlighted:

a. maximizing Company value;

b. the Board of Directors’ essential role in Company management, direction and supervision;

c. information transparency in its relations with its employees, shareholders, investors and customers;

d. equitable treatment of shareholders and transparency in rendering Company accounts.

These are the corporate governance principles that guide the activities of the Board of Directors and its Committees.

Based on the aforementioned rules, TELESP has adopted the following internal norms to ensure that it always acts in a fully transparent manner and seeks to adapt international corporate governance concepts, which have already been applied by Telefônica, to Brazilian market realities:

(i) Internal Code of Conduct This code, which will be described in fuller detail further on, establishes behavioral guidelines for the people subject to the code on stock market related issues, and is not only strictly aligned with the legislation in effect, but is also based on professional responsibility and ethical criteria.

(ii) Market Information Disclosure Guidelines An internal regulation that governs the basic operating principles for Company information communications control systems and processes, which seek to ensure quality and control over the information released to regulatory bodies representing the securities markets and the market in general, thereby meeting the requirements established by law in the markets where Company securities are traded.

(iii) Guidelines on Registering, Communicating and Controlling Financial and Accounting Information; The Board of Directors, fulfilling its market information commitment, approved guidelines governing internal procedures and control mechanisms related to producing Company financial and accounting information, ensuring application of uniform accounting policies and practices throughout the Group and establishing a system to periodically evaluate the operation of the system. The regulation also complies with certain requirements in the US Sarbanes-Oxley Act.

(iv) Conduct Regulations for Financial Officers. This regulation specifies standards of conduct for persons in positions of responsibility involving TELESP finances and their access to privileged and confidential information.

(v) Rules on Prior Approval of Services to be Provided by the External Auditor. Establishes criteria and procedures for contracting services from independent auditors, always with prior approval from the Audit and Control Committee. The provisions take into account CVM directives in this area, as well as US legislation.

Corporate Governance Report
Telecomunicações de São Paulo S/A - TELESP

(VI) Procurement Regulations. Establishes rules and procedures for Company procurement of products and services.

TELESP has also been observing corporate regulations applied to the Group in order to obtain the best practices, synergies, economies of scale and internal controls, as follows:

(i) Operaciones del Grupo con Decisión Centralizada – aims to attribute the responsibility for organizational integration to certain functions.

(ii) Normativa General de Pagos – establishes general conditions and criteria for payments to goods and services suppliers.

(iii) Operaciones Intragrupo – objects governs the operations in question.

(iv) Normativa sobre Política de Benefícios y Gastos de Representación de los Directivos del Grupo Telefónica – which establishes the criteria for Telefônica Group executives’ representation expenses and benefits.

Corporate Governance Report
Telecomunicações de São Paulo S/A - TELESP

3.

Shareholder Structure

Shareholder Structure on April 30th 2006:

TELESP	Common	Preferred	Total
SP Telecomunicações	83,038,516	23,983,413	107,021,929
	50.61%	7.31%	21.75%

Telefônica Internacional	57,002,343	*267,836,148	324,838,491
	34.74%	81.67%	66.02%

Others	24,020,839	36,148,632	60,169,471
	14.64%	11.02%	12.23%

Total number of shares	164,061,698	327,968,193	492,029,891

*	The Telefônica Internacional shareholding of preferred shares is composed of ADRs registered with the New York Stock Exchange.

3.1 - Shareholder Structure

TELESP Capital Stock is represented by 492,029,891 shares, composed of 164,061,698 common shares and 327,968,193 preferred shares, all book-entry shares with no par value. The subscribed and paid up Capital Stock is R$ 5,978,073,811.88 (five billion, nine hundred and seventy-eight million, seventy-three thousand eight hundred and eleven reais and eighty-eight cents).

Company shares are book-entry share and are managed by the depositary institution ABN AMRO Real S/A Bank, and there is therefore no shareholder record held by the Company. The shares are traded on the São Paulo Stock Exchange (Bolsa de Valores de São Paulo – BOVESPA). We are registered with the Securities and Exchange Commission in the United States, and our ADS’s are traded on the New York Stock Exchange – NYSE.

3.2 - Most Significant Shareholdings

According to the By-Laws, there are two types of share in circulation: Common shares and preferred shares. Common shares have full voting rights. Preferred shares have voting rights in limited circumstances. SP Telecomunicações currently holds 50.61% of the common shares and 7.31% of preferred shares, and Telefónica Internacional holds 34.74% of common shares and 81.67% of preferred shares. As Telefónica Internacional holds 99.99% of SP Telecomunicações equity capital, its indirect control of Telesp is 85.36% of the common shares, 88.98% of the preferred shares and 87.77% of all capital stock. The Company is not aware of any other shareholder holding more than 5% of the common or preferred shares.

Corporate Governance Report
Telecomunicações de São Paulo S/A - TELESP

3.3 - Number of Shareholders:

According to information from the book-entry share depositary institution – ABM AMRO Real S/A Bank and from the CBLC – Brazilian Clearing and Depositary Corporation, at the end of trading on April 30th 2006, the number of TELESP shareholders, including individuals and legal entities, totaled approximately 1.9 thousand shareholders. The Company shareholders are mostly minority shareholders, mainly a result of self-financing expansion plans.

Corporate Governance Report
Telecomunicações de São Paulo S/A - TELESP

4.

General Shareholder Assembly

According to the By-Laws, general shareholder assemblies are called by the Board of Directors.

Corporation law states that one Ordinary General Assembly must be held on a mandatory basis within the first 4 (four) months of the financial year to approve the annual management report, the financial statements for the previous fiscal year, decide on how results will be used and elect management and fiscal committee members, if required. Extraordinary general assemblies may be held to decide on issues affecting the company, as required.

Notification of the shareholder general assembly is published, by law, in the official press – O Diário Oficial do Estado de São Paulo, and in a newspaper offering substantial national circulation – Jornal Gazeta Mercantil. It is also disclosed to Brazilian investors on the CVM and Bovespa Internet sites, and to US investors via the Securities and Exchange Commission - SEC.

By law, all documentation relating to the agenda is placed at the disposal of shareholders at Company head office. Documentation relating to the annual management reports, balance sheets / financial statements, and the order of business at the general assembly are also published in the press at least 30 (thirty) days in advance of the assembly to facilitate shareholder analysis.

At the Ordinary General Assembly 2006, held on March 30th, 13 shareholders representing 0.106% of the capital stock were present, along with the controlling shareholders.

In 2005, 03 extraordinary general assemblies we held; in 2006, 02 extraordinary general assemblies have been held to date. Decisions of great importance to the Company were taken at these assemblies, such as the reverse share split, acquisition of company control, election of board members, cancellation of treasury stock, organizational restructuring, statutory alignments, and other issues.

Our By-Laws state that assemblies that decide on highly relevant issues, such as those set forth in article 136 of the Corporation Law, must called at least 30 (thirty) days in advance for the first call notice and 10 (ten) days for the second call notice.

Corporate Governance Report
Telecomunicações de São Paulo S/A - TELESP

5.

Board of Directors

According to the By-Laws, company management is the responsibility of the Board of Directors and the Executive Officers.

5.1 - Board of Directors’ Functions

- to provide general guidance on Company business plan;

- to approve the company budget and annual Company business;

- to call the General Shareholder Assembly;

- to approve the financial statements and the management report and submit them to the General Shareholder Assembly;

- to elect or dismiss members of the Executive Committee and oversee executive officers’ management;

- to approve the Company’s internal regulations, defining its organizational structure, as well as approving and altering the Board of Directors’ internal regulations;

- to decide on Company share issues with increased capital, within the authorized capital stock limit, and on subscription bonus issues;

- when delegated by the General Shareholder Assembly, to decide on aspects related to debenture issues;

- to decide on promissory note issues for public distribution (“Commercial Papers”) and on submitting Company shares to the depositary regime for sale of the respective certificates (“Depositary Receipts”);

- to authorize acquisition of shares issued by the Company, for subsequent cancellation or to be held by the treasury for sale at a later date;

- to authorize the alienation of fixed assets and assets linked directly to public telecommunications services, which are in service, and constitution of in rem guarantees and provision of guarantees for third party obligations;

- to approve / authorize undertaking any obligation, execution of agreements, investments and asset purchases not set forth in the Company budget and involving more than R$ 250,000,000.00 (two hundred and fifty million reais);

- to authorize the purchase of shareholdings in other companies and encumbrance or alienation of shareholdings;

- to approve distribution of intermediary dividends and payment of interest on equity capital “ad referendum” from the general assembly;

- to appoint or dismiss independent auditors; appoint or dismiss the head internal auditor;

- to approve the Company career and salary plan, the regulations and staffing, collective bargaining agreements and pension fund policy compliance or termination;

- to authorize creation of branches, agencies and offices anywhere on Brazilian territory or abroad.

Corporate Governance Report
Telecomunicações de São Paulo S/A - TELESP

In 2005 and 2006, to date, the Board of Directors has taken decisions on significant issues falling within its scope of responsibilities, encompassing:

- distribution of intermediate dividends and payment of interest to shareholders on equity capital;

- electing executives;

- the proposed reverse share split to be submitted to the shareholder assembly;

- company restructuring among subsidiaries (incorporation of Atrium Telecomunicações Ltda by Santo Genovese, and of the latter by A. Telecom S/A);

- present the shareholder assembly with company and organizational restructuring issues affecting the Company.

5.2 - Board of Directors Structure

The Company By-Laws state that the Board of Directors shall be composed of a minimum of 5 (five) and a maximum of 15 (fifteen) members, elected and discharged by the general assembly.

The By-Laws guarantee holders of preferred shares the right to elect one Board Member in a separate vote, without participation of the majority shareholder’s preferred shares.

Board Profile

TELESP board members are people with recognized capabilities and who provide the Board and the Company with their professional experience, based on their knowledge, diverse origins, professions and specializations, safeguarding company interests, pursuing company objectives and protecting company assets.

Board Member Mandates

Board members are elected for a 3 (three) year mandate, and may be re-elected. At TELESP, this mandate is unified, in other words, the mandates of all board members conclude on the same date.

Current Board of Directors Structure

The Telecomunicações de São Paulo S.A. – TELESP Board of Directors, on the date of this report, is composed of 15 (fifteen) members, whose mandates will end on the date of the Ordinary General Assembly in 2007. The following is a list of the names, positions and election dates of the current board members:

Executive Directors

Name	Board Position	Election Date
Fernando Xavier Ferreira	Chairman of the Board	03/25/2004

Corporate Governance Report
Telecomunicações de São Paulo S/A - TELESP

External Directors (non-executive)

Name	Board Position	Election Date
José María Álvarez Pallete López	Vice-President	03/25/2004
Juan Carlos Ros Brugueras	Director	03/25/2004
Javier Nadal Ariño	Director	03/25/2004
Miguel Angel Gutierrez Mendez	Director	01/19/2005
Eduardo Navarro de Carvalho	Director	06/20/2005
Manoel Luiz Ferrão Amorim	Director	03/25/2004
Manuel Alfredo Alvarez Trongé Zinder	Director	03/30/2006
Juan Vicente Revilla Vergara	Director	03/30/2006

Independent Directors

Name	Board Position	Election Date
Fernando Abril-Martorel Hernández	Director	03/25/2004
Enrique Used Aznar	Director	03/25/2004
Luciano Carvalho Ventura	Director	03/25/2004
José Fernando de Almansa Moreno Barreda	Director	03/25/2004
Narcis Serra Serra	Director	01/19/2005
Luis Bastida Ibarguen	Director	01/19/2005

The structure of the TELESP Board of Directors, with the presence of the non-executive and independent directors, as well as those elected by the preferred shareholders, is aligned with the generally accepted recommendations for corporate governance.

5.3 - Internal Structure and Operations

The Board of Directors’ By Laws and Internal Regulations state that the Board will meet ordinarily once every quarter, and extraordinarily as required, when called by its President. Thus, the Board shall establish an annual calendar for ordinary assemblies. During 2005, the TELESP Board of Directors held 9 (nine) meetings, which lasted and average of two hours each, in general terms. In 2006, 04 Board meetings have been held to date.

In order to ensure adequate preparation for meetings, and to ensure that Board members have all required information, the meetings will have an agenda that is established in advance, of which the board members are notified at least 5 (five) days in advance.

In order to facilitate access to information and provide the necessary clarifications on certain issues, with, the main Company Directors have been present at Board meetings to provide information on issues they are responsible for. The Company’s audit committee members are also present at the Board meetings to clarify any issues related to Brazilian corporate law.

Issues submitted for appraisal and decision at Board Meetings are always given substantial consideration. The Board members take part in debates and discussions, putting forward their opinions on issues whenever they feel that it is opportune to do so. The Chairman organizes the debates and involves all Board members in decisions, normally asking each for their opinion, especially on issues of great importance to the Company.

Corporate Governance Report
Telecomunicações de São Paulo S/A - TELESP

5.4 - Chairman of the Board of Directors

The TELESP Chairman of the Board is appointed by the Board from among its members. According to the Board’s By-Laws and Internal Regulations, his specific attributes are:

(i) to represent the Board when calling a General Shareholder Assembly and before third parties;

(ii) to preside over the General Shareholder Assembly and chose the secretary from those present;

(iii) call and preside over Board meetings;

(iv) run Board meetings, proposing and withdrawing issues to be considered;

(v) implement actions to support the Board’s decisions, opinions or recommendations;

(vi) cast the deciding vote, as set forth in the By Laws, in the event that Board votes are undecided;

(vii) authorize actions in emergency situations “ad referendum” of Board consideration.

5.5 - Secretary to the Board of Directors

The Secretary to the Board, as established by the Board of Directors Internal Code, is named by the Board and his attributes include:

(i) organizing the Board Secretary’s work;

(ii) drawing up the meeting agenda on the orders of the Chairman and inform the board members of the order of business at each meeting, at least 48 hours in advance;

(iii) organize and issue Board member notification of the meetings;

(iv) serve as secretary to the meetings and create the minutes at each meeting, registering them as required;

(v) safeguard and take responsibility for meeting documents and the Board minutes book, ensuring they are kept confidential;

(vi) disclose Board decisions and recommendations, when required;

(viii) obtain documents required to provide information on issues the Board is to consider from within the Company;

(viii) inform the Board members of progress in investigation procedures;

(ix) carry out other acts as required by the Board or its Chairman.

5.6 - Board of Directors Committees

Pursuant to the best corporate governance practices adopted in Brazil and internationally, the TELESP Board of Directors has created certain committees to give greater attention to issues of interest to the company. They are:

5.6.1. Audit and Control Committee

Created in December 2002, as an auxiliary body subordinated to the Board of Directors, provided with its own guidelines that have been approved by the Board.

Committee members are chosen periodically from among the Board members who are not company Executive Directors; their mandates coincide with the respective Board of Directors mandates.

Without prejudice to any other function designated by the Board of Directors, the Audit and Control Committee will be authorized to provide the Board with information and/or recommendations on the following issues:

- Appointing the external auditor, contractual conditions, the scope of his professional mandate and, if required, terminating or extending the agreement;

- Review the analysis of company accounts, ensuring compliance with legal requirements and correct application of generally accepted accounting principles;

- The results of each internal and external audit, as well as Board measures relating to audit recommendations;

Corporate Governance Report
Telecomunicações de São Paulo S/A - TELESP

- Prove internal control system alignment and integrity;

- External auditor contractual compliance, to ensure that the opinion on the annual accounts and the main audit report contents are written in a concise and accurate manner;

- Receive information from the internal auditor on significant deficiencies in control systems and financial conditions.

On the date of this report, the following Board members are also members of this Committee:

- Enrique Used Aznar

- Luis Bastida Ibarguen

- Miguel Angel Gutierrez Mendez

The guidelines state that the Audit and Control Committee will meet periodically as required, at least 04 (four) times per annum.

The meetings have been held according to the order of business set in advance and forwarded to the Committee members at least 5 (five) days in advance of the meetings. Decisions and recommendations from the meetings are recorded in specific minutes and submitted to the Board of Directors.

Audit and Control Committee meetings analyze information presented by the Company’s internal auditor, by the independent auditors and by the Vice-Presidency for Company Finance and Management Control, discussing and analyzing issues from their respective areas, and other Executive Officers may be invite to provide further information on issues of interest to the Committee.

In 2005, the Audit and Control Committee held 6 (six) meetings, and in 2006, it has held 4 (four) meetings to date, dealing with issues of interest that include:

- Analysis of the Company’s annual and quarterly financial statements;

- Internal Auditor Reports;

- External Auditor Reports;

- The independent auditors’ services contract procedures;

- Regulatory approval of the Rules on Prior Approval of Services to be Provided by the External Auditor; and

- Creation of a specific channel to receive and deal with complaints associated with audit and accounting issues.

5.6.2 - Appointment, Compensation and Corporate Governance Committee

The Compensation and Corporate Governance Committee was created by the Board of Directors. Committee members carry out their functions for the duration of their Board mandates.

Without prejudice to any other function designated by the Board of Directors, the Compensation and Corporate Governance Committee will be authorized to provide the Board with information and/or recommendations on the following issues:

- Appointing statutory managers for the Company and its subsidiaries;

- Compensation limits for statutory Company managers;

- Standard contracts for statutory managers;

- Compensation regime for Board members and periodic reviews;

- Incentive plans for the compensation area;

Corporate Governance Report
Telecomunicações de São Paulo S/A - TELESP

- Compensation policy for board members and statutory Company managers;

- Annual Report on Company Corporate Governance.

This Committee currently includes the following Board members:

- Fernando Xavier Ferreira

- Javier Nadal Ariño

- Juan Carlos Ros Brugueras

- José Fernando de Almansa Moreno-Barreda

In 2005 and to date, this Committee has met on 7 (seven) occasions.

5.6.3. Service Quality and Customer Service Committee

The Service Quality and Customer Service Committee was established by the Company Board and is composed of between 3 (three) and 5 (five) Board members, chosen periodically from the full Board, the majority of whom must not be a Company Executive Officer. The Chairman of the Service Quality and Customer service Committee is chosen from among its members. Committee members carry out their functions for the duration of their Board mandates.

The Service Quality and Customer service Committee is authorized to provide the Board with information and/or recommendations on the following issues:

- Examination, analysis and periodic oversight of quality levels for the main services offered by the Company;

- Levels of customer service paid to Company customers.

This Committee currently includes the following Board members:

- Eduardo Navarro de Carvalho

- Javier Nadal Ariño

- Luciano Carvalho Ventura

Corporate Governance Report
Telecomunicações de São Paulo S/A - TELESP

6.

Executive Board

The Executive Board, according to the terms of the by laws, is composed of between 3 (three) to 10 (ten) members; it is the body that carried out active and passive Company representation, and jointly with its members is responsible for all acts that are required or opportune in managing company business. The Executive Officers are elected for a maximum 3 (three) year mandate, and may be re-elected. The specific attributes of each Executive Office are defined in the By-Laws.

The Executive Board as a whole is responsible for:

- proposing general company plans and programs and alienation or encumbrance of Company fixed assets and assets, linked to the provision of telecommunications services and when in service, to the Board of Directors;

- preparing financial statements and results for the financial year and the proposed dividend distribution;

- authorizing the alienation or encumbrance of permanent fixed assets not linked to the provision of telecommunications services and those linked to said services, when deactivate or unusable, within the limits established by the Board of Directors;

- ratify material and equipment purchases and contract goods and services;

- ratify the sale of current assets;

- authorize company financing and loan agreements.

On the date of this Report, the Executive Board is composed of 10 members whose mandates shall end on the date of the ordinary general assembly 2007, as follows:

Name	Position	Election Date
Fernando Xavier Ferreira	Chairman	03/23/2004
Stael Prata Silva Filho	Director General	12/12/2005
Gilmar Roberto Pereira Camurra	Vice-President of Financial Planning	03/23/2004
Pedro Lucas Antón Lázaro	Vice-President of Finance Management Control and Director of Investor Relations	07/19/2004
Françoise Trapenard	Vice-President of Human Resources	02/20/2006
Fábio Silvestre Micheli	Vice-President of Network Services	03/23/2004

Corporate Governance Report
Telecomunicações de São Paulo S/A - TELESP

Name	Position	Election Date
Odmar Geraldo Almeida Filho	Vice-President Residential Segment	03/23/2004
Bento José de Orduña Viegas Louro	Vice-President Wholesale Segment and Regulation	01/19/2005
José Antônio Gallego Garcia	Vice-President Small and Mid-size Company Segment	06/20/2005
Manuel José Benazet Wilkens	Vice-President of Commercial and Management Services	03/23/2004

Corporate Governance Report
Telecomunicações de São Paulo S/A - TELESP

7.

Management Impediments, Duties and Responsibilities

Law 6404/76 sets aside an entire chapter for management skills, requirements, impediments and conflicts of interest, compensation, substitution, investiture, duties and responsibilities.

By law, the following are not permitted to hold management positions: persons subject to special laws or convicted of crimes specific under these laws, those sentenced to temporary suspension or disqualification applied by the Comissão de Valores Mobiliários (CVM) and those who hold positions in companies that could be deemed market competitors.

Management duties include:

- the duty of diligence, which states that while performing his duties, the manager must employ a level of caution and application that any active and trustworthy individual would normally use in managing their own business;

- the duty of loyalty, which states that the manager must exercise restraint in company business, and is forbidden to: (i) use the business opportunities of which he is aware as a result of his position, (ii) fail to protect company interests in order to obtain personal advantage for himself or third parties, (iii) purchase, to resell and profit from any asset or right that he knows the company requires;

- the duty to pursue the Company’s objectives and interests;

- the duty to abstain from involvement in any company business where there is a conflict of interest with the Company;

- the duty to inform ownership of and transactions involving securities issued by the Company and other companies in the same group;

- the duty of confidentiality involving information that has yet to be disclosed to the market and is obtained as a result of this position, and is also capable of influencing securities prices, and the executive is also forbidden from using the information for his own advantage of that of a third party;

- the duty to notify the market of general assembly decisions, management decisions or relevant facts that have taken place in company business that may influence investor decisions to purchase or sell securities issued by the company.

In relation to the duties of confidentiality and to notify relevant facts or acts, as well as the duty to inform ownership or transactions involving company securities, the CVM issued CVM Instruction No 358 regulating these areas. As a result of this Instruction, the Board of Directors approved the Relevant Fact or Act Disclosure Policy, a code that is applicable to members of the Board of Directors, Executive Board, Fiscal Committee and other employees who have access to relevant Company information as a result of their positions and functions, and the Board also approved the Internal Code of Conduct, as stated above.

Directors are also forbidden from:

- benefiting third parties at the expense of the Company;

- borrowing or using company resources or assets for their own benefit of that of third parties or companies in which they hold stakes, without prior authorization from the general assembly, or the Board of Directors in circumstances involving the Executive Board;

Corporate Governance Report
Telecomunicações de São Paulo S/A - TELESP

- receiving any type of direct or indirect personal advantage from third parties as a result of their position, without statutory or general assembly authorization.

7.1 - Scope of Significant Shareholder Duties:

According to corporation legislation and CVM Regulations, controlling shareholders shall immediately inform the Securities and Exchange Commission, the Stock Market and the market of any significant changes to their holdings in the Company.

Corporate Governance Report
Telecomunicações de São Paulo S/A - TELESP

8.

Management Remuneration

Management remuneration is set by the general assembly pursuant to Corporation Law. The 2006 ordinary general assembly set annual global management remuneration at R$ 20,000,000.00 (twenty million reais).

Executive board members also receive compensation for their executive functions, and the individual amount for each Executive Office is set by the Board of Directors according to recommendations from the Appointment, Compensation and Corporate Governance Committee, which is composed of members of the Board of Directors.

The market is informed of global management compensation values by the general assembly minutes, which are disclosed to shareholders and society in general when submitted to the Comissão de Valores Mobiliários (CVM) and the Stock Market, as well as their publication as set forth by law.

Corporate Governance Report
Telecomunicações de São Paulo S/A - TELESP

9.

The Audit Committee

The Audit Committee is a mandatory organ in Brazilian corporations, and the company By-Law must govern its operations, whether operating on a permanent basis or not. At TELESP, the Fiscal Committee operates on a permanent basis. It is not a management body, but a body that oversees company management and the actions of its managers.

Members of the Fiscal Committee are elected by the General Shareholders Assembly for a 1 (one) year mandate, and they may be re-elected. Corporation law guarantee holders of preferred shares the right to elect a full and a substitute member of the Fiscal Committee in a separate vote, without participation of the majority shareholder’s preferred shares.

By law, compensation for members of the Fiscal Committee, over and above reimbursement for travel and accommodation costs incurred in the performance of their duties, is set by the General Shareholders Assembly that elects them, and for each active member, said compensation cannot be less than 10% (ten per cent) of the average compensation awarded to each Executive Officer, not including profit sharing.

By law, the Fiscal Committee is composed of between 3 and 5 members and an equal number of substitutes. On the date that this Report is issued, the TELESP Audit Committee is composed of 4 (four) active members and 4 (four) substitutes, elected on 03/30/06, with mandates up to the date of the Ordinary General Assembly in 2007, as listed below:

Wolney Querino Schuler Carvalho (Active)

Suely Valério Pinoti (Substitute)

Cleuton Augusto Alves (Active)

Adalberto Ribeiro da Silva (Substitute)

Oswaldo Vieira da Luz (Active)

Gilberto Carlos Rigamonti (Substitute)

Clovis Azeredo Travassos Filho (Active*)

Ricardo Ricardi (Substitute*)

(*)	elected by the preferred shareholders.

9.1 - Audit Committee Members’ Impediments, Duties and Responsibilities:

Only Brazilian citizens resident in this country, holding university degrees, or those who have held the position of company manager or audit committee member for a period of 3 (three) years, may be elected to the Audit Committee. Audit Committee members are subject to the same impediments applied to manager elections.

Audit Committee members hold the same duties as the managers (Board of Directors and Executive Board) and are liable for harm cause by any omission in fulfilling their duties and negligence or malfeasance, or violation of any law or statute. They shall perform their functions in the company’s best interests.

Corporate Governance Report
Telecomunicações de São Paulo S/A - TELESP

9.2 - Attributes

The main attributes of the Audit Committee involve reviewing and commenting on accounting statements, overseeing management activities, submitting opinions on the Annual Management Report and on management proposals that are to be submitted to the assembly pertaining to modification of capital stock, capital budgets, dividend distribution and mergers, incorporations or splits.

Corporate Governance Report
Telecomunicações de São Paulo S/A - TELESP

10.

Management and Audit Committee Member Shareholdings in Company Equity

The law requires that a person must be a shareholder in order to qualify as a member of the Board of Directors at a company.

Nevertheless, managers of the company, as well as the members of the Fiscal Committee, are required to declare ownership of securities issued by the company or companies of the same group to the Comissão de Valores Mobiliários and the Stock Exchange. They are also required to notify any modification in their respective shareholder positions.

On the date that this Report is published, the Office of Shares, which keeps this information duly updated with the CVM, has registered the following management (board members and executive officers) and fiscal committee member shareholdings

Name	Shares held
BOARD OF DIRECTORS
Fernando Xavier Ferreira (*)	01 ON
José Maria Álvarez-Pallete López	01 ON
Manoel Luiz Ferrão de Amorim	01 ON
Miguel Ángel Gutiérrez Méndez	01 ON
Luciano Carvalho Ventura	01 ON
Enrique Used Aznar	01 ON
Luis Bastida Ibarguen	01 ON
Fernando Abril Martorell Hernández	01 ON
Eduardo Navarro de Carvalho	01 ON
Javier Nadal Ariño	03 ON
José Fernando de Almansa Moreno-Barreda	01 ON
Juan Carlos Ros Brugueras	03 ON
Manuel Alfredo Alvarez Trongé Zinder	01 ON
Juan Vicente Revilla Vergara	01 ON
Narcis Serra Serra	01 ON

EXECUTIVE BOARD
Stael Prata Silva Filho	184 ON 38 PN
Gilmar Roberto Pereira Camurra	01 ON 01 PN
Pedro Lucas Antón Lázaro	0
Fábio Silvestre Micheli	01 ON
Françoise Trapenard	0
Odmar Geraldo Almeida Filho	0
Bento José de Orduña Viegas Louro	01 ON 01 PN
José Antonio Gallego García	0
Manuel José Benazet Wilkens	0

FISCAL COMMITTEE
Clovis Azeredo Travassos Filho	0
Wolney Querino Schuler Carvalho	0
Cleuton Augusto Alves	0
Oswaldo Vieira da Luz	0
Ricardo Ricardi	265 ON 20 PN
Suely Valério Pinoti	0
Adalberto Ribeiro Lima	21 ON
Gilberto Carlos Rigamonti	0

TOTAL	552 shares represent 0.0001122% of capital stock

ON – common shares

PN – preferential shares

(*)	Member of the Board of Directors and Executive Board

Corporate Governance Report
Telecomunicações de São Paulo S/A - TELESP

11.

Internal Audit

The Company has a General Internal Audit Department with the following responsibilities:

•	Drawing up and executing audit plans and programs;

•	Drawing up and overseeing the business risks evaluation process at company level;

•	Issues reports containing analyses and recommendations to improve processes and oversee deployment;

•	Provide Company management with support in audit-related issues.

According to the Company By-Laws, the Board of Directors is responsible for appointing and dismissing the head of internal auditing.

Corporate Governance Report
Telecomunicações de São Paulo S/A - TELESP

12.

Markets

12. 1 - Investor Relations Area

In order to maintain TELESP transparency and seek closer ties with the financial markets, the Company has an Investor Relations Area for shareholders and institutional investors, which began operating prior to privatization, providing support for Company securities trading on the Bolsa de Valores de São Paulo and, at a later date, the New York Stock Market. The basic function of this area is to design and execute a Company communications program for domestic and international financial markets, in order to inform and explain its main strategic, operational, organizational and business activities and collaborate with the appropriate valuation of Company securities.

Thus, TELESP may use this area to organize meetings that provide information on its performance and invite all of its shareholders and institutional investors from Brazil and abroad to participate, with participation from high-ranking executives as required, according to the subject matter presented.

In 2005, more than 120 meetings were held with investors and analysts, including direct and telephone contacts, mainly with Brazilian investors, as well as those in Europe and the United States.

Finally, Investor Relations carries out a periodic analysis of company shareholder and analyst information requirements, as well as the shareholder structure and bond holders, in order to increase the utility of information that is distributed and to help TELESP remain a leading company in this sector in terms of transparency and accessibility.

12.2 Market Information Disclosure

The Market Information Disclosure Guidelines state that the following specific market-related functions will be carried out by the Disclosure Committee:

a. Supervise periodic public information of a financial nature, as required.

b. Carry out actions and adopt measures required to ensure company transparency in financial markets, especially informing them of decisions or circumstances that may be relevant to securities’ trading.

c. Carry out actions and adopt measures required to foster correct valuation of Company shares, avoiding manipulation and abuse of privileged information.

However, the Disclosure Committee is bound to adopt measures required to ensure that the financial information placed at the market’s disposal is prepared pursuant to the same principles, criteria and professional practices used in preparing the Annual Report, also providing the same level of trustworthiness.

Furthermore, in order to comply with the relevant legislation, the Company discloses timely information on any event relating to the Company that may be of significance to everyone, including the regulatory bodies of the markets where its shares are traded, providing notification of relevant facts that are disclosed at the appropriate time.

Along with this real time information, and over and above the regulatory requirements, TELESP is aware of the importance of periodic financial information on results, therefore the Department of Investor Relations makes a special effort to communicate financial results by its mailing list and is always at the disposal of the financial community to clarity any doubts or handle any queries.

Corporate Governance Report
Telecomunicações de São Paulo S/A - TELESP

The Company also provided investors and shareholders with information using various Informative Prospectuses, either annually or for shorter periods, registered with the various securities market regulatory bodies.

Moreover, all of this information is available to the public at the Company Corporate website. It is particularly necessary to highlight the fact that designing and managing a specific Investor Relations web page was considered one of the most relevant tools toward achieving transparent distribution of updated market information, ensuring simultaneous and non-discriminatory access. The Investor Relations web page currently offers several sections for easy access to all official, financial, operational and strategic information issued by the Company to the various regulatory bodies and markets in general (http://www.telesp.com.br).

Finally, it is important to note that the Telefônica Group information and transparency policy, approved and recognized internationally, is also used as a guideline by TELESP, focusing on the quality, depth and speed of its response to investor relations.

12.3 - Internal Code of Conduct.

Regarding the adoption of conduct guidelines to prevent possible infractions regarding the use of privileged information and related maters, the Board of Directors, as previously discussed, approved the Internal Code of Conduct for issues related to the stock markets.

This Code is applicable to all personnel that have greater and more frequent contact with privileged Company information, including high-ranking executives and the members of the Board of Directors, as well as employees whose functions may involve regular access to this type of information.

This Code not only covers the general ban on transacting Company and Group securities while in possession of privileged information, but goes beyond that, establishing wide temporary restrictions for occasions when there is objective privileged information within the Company, for example, during the month preceding the preparation and approval of the annual accounts by the Board of Directors. Additionally, it mandates that securities purchased are to be kept for a minimum period, in order to stop speculation involving Company securities.

The Code provides detailed analysis of the principles that must be followed in the event of a conflict of interest, establishing a duty to notify these situations and changes that occur.

The Internal Code of Conduct creates a Regulation Compliance Committee charged with ensuring proper Code implementation, and with it a Regulation Compliance Unit, responsible for effective performance of the duties set forth in the Code.

May 23rd 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: May 26, 2006	By:	/s/ Daniel de Andrade Gomes
	Name:	Daniel de Andrade Gomes
	Title:	Investor Relations Director